UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

RYERSON HOLDING CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	001-34735	25-1251524
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

227 W. Monroe St., 27th Floor

Chicago, Illinois 60606

(Address of principal executive offices)

(312) 292-5000

(Registrant’s telephone number, including area code)

Mark S. Silver

Executive Vice President, General Counsel & Secretary

Ryerson Holding Corporation

227 W. Monroe St., 27th Floor

Chicago, Illinois 60606

(312) 292-5000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Form SD is filed pursuant to Rule 13p-1 promulgated under the Securities and Exchange Act of 1934, as amended (the “Rules”), for the reporting period January 1, 2015 to December 31, 2015. The Rules require public companies to disclose certain information when a company manufactures or contracts to manufacture products for which specified minerals are necessary to the functionality or production of those products. Specified minerals are defined as cassiterite, columbite-tantalite, gold and wolframite or their derivatives, limited to tin, tantalum and tungsten (“Conflict Minerals”).

Ryerson Holding Corporation (“Ryerson” or the “Company) is a processor and distributor of metals with operations in North America and China. Ryerson processes and distributes a full line of over 65,000 products in stainless steel, aluminum, carbon steel and alloy steels and a limited line of nickel and red metals in various shapes and forms. In addition to providing a wide range of flat and long metals products, Ryerson offers numerous value-added processing and fabrication services to approximately 40,000 customers across a wide range of manufacturing end markets. Certain of our products contain Conflict Minerals necessary to the functionality or production of products contracted by the Company to be manufactured.

Reasonable Country of Origin Inquiry

Effective in 2013, the Company adopted a policy to purchase only materials that either (a) do not contain Conflict Minerals, or (b) if they do contain Conflict Minerals, do not originate from the Democratic Republic of Congo (“DRC”) or any country that shares an internationally recognized border with the DRC, which presently includes Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (collectively, the “Covered Countries”). To confirm the status of materials provided by our suppliers, the Company has conducted in good faith a reasonable country of origin inquiry into the origin of Conflict Minerals to determine whether the Conflict Minerals originated from the Covered Countries or are from recycled or scrap sources. The Company sent to substantially all of its suppliers a form to complete and sign which included a certification that all materials supplied to Ryerson from and after January 31, 2013 (i) do not contain or utilize Conflict Minerals; or (ii) if the materials contain or utilize any Conflict Minerals, either such Conflict Minerals do not originate from any of the Covered Countries or the materials are from recycled or scrap sources. In certain cases, suppliers provided certifications on their own preferred forms that were acceptable to us. We received certifications from substantially all of our suppliers. The Company evaluated all responses received and conducted additional follow-up with suppliers where necessary. In addition, each year the Company identifies its key suppliers and requires that they re-confirm their certifications. Supplier responses which are deemed to be sufficient result in the supplier being designated as an approved supplier of the Company.

Mitigating Conflict Minerals Risk

Our standard supplier terms include requirements indicating that suppliers not provide us any materials including Conflict Minerals from Covered Countries. We include a requirement on our standard purchase orders that all materials must be free of Conflict Minerals from Covered Countries. All new suppliers have to complete a certification that all materials supplied will not contain Conflict Minerals from the Covered Countries or will be supplied from recycled or scrap sources. All of our employees with purchasing responsibilities have been trained such that inventory purchases can only be made from our approved supplier list.

Conclusion

Based on its reasonable country of origin inquiry, the Company has no reason to believe that Conflict Minerals necessary to the functionality or production of the Company’s products may have originated in any of the Covered Countries or did not come from recycled or scrap sources.

This Conflict Minerals Disclosure is publicly available on the Company’s Internet website at http://ir.ryerson.com/governance/governance-documents/. The website and information on it or accessible through it are not, and shall not be deemed to be, incorporated into this specialized disclosure report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RYERSON HOLDING CORPORATION

By:	/s/ ERICH S. SCHNAUFER
Erich S. Schnaufer
Chief Financial Officer
(duly authorized signatory and principal financial officer of the registrant)

Date: May 27, 2016